NORSAT INTERNATIONAL INC. ANNOUNCES 2010 SECOND QUARTER FINANCIAL RESULTS

- Management to Host Conference Call at 9 a.m. Pacific Time -

Vancouver, British Columbia – July 29, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced its financial results for the three- and six-month periods ended June 30, 2010. All financial results are in U.S. dollars unless otherwise stated.

Q2 2010 Summary

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Total revenues rose 6.2% to $5.2 million over $4.9 million in Q2 2009. Revenues improved for Microwave products by 31.2% to $2.1 million in the quarter ended June 30, 2010 compared to $1.6 million for the same period in 2009. Satellite systems sales remained consistent at $3.0 million as compared to $3.2 million for the same period last year.

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The overall gross margin of 50.9% for the quarter is up marginally from the 50.2% experienced in the same period in 2009. The Company continues to maintain management expectations of overall margin levels of approximately 50%.

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Net earnings for the three months ended June 30, 2010 were $0.8 million, up from $0.2 million for the same period last year.

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The Company's cash and cash equivalent balance as at June 30, 2010 was $5.6 million, an increase of $2.8 million from $2.8 million as of March 31, 2010. During the three months ended June 30, 2010, cash provided by operations was $2.4 million.

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During the quarter ended September 30, 2009, the Company announced a Normal Course Issuer Bid to acquire up to 5.2 million common shares through the facilities of the Toronto Stock Exchange. As of June 30, 2010, the Company had repurchased a total of 1,208,000 shares at a weighted average price of $0.68 (Cdn$0.72). The Normal Course Issuer Bid ended on July 2, 2010.

Dr. Amiee Chan, President and CEO, Norsat International Inc. stated, “Second quarter results showed several improvements over last year which is reflected in our strong cash and overall balance sheet position.  This improvement in our capital structure along with our continued expectation of top line growth in fiscal 2010, we now have the financial wherewithal to pursue additional growth opportunities, both organically and through acquisitions. I am excited by the prospects ahead of us and believe we have taken the necessary steps for revenue and earnings growth – both in the near and long term.”

Financial Review

Overall sales in the second quarter of 2010 were up 6.2% from the same period last year. The sales improvements in microwave products were offset by the decline in satellite systems sales. Overall sales for the quarter were $5.2 million up $0.2 million from the $4.9 million reported for the same period last year.

Sales of microwave products for the quarter were $2.1 million compared to $1.6 million in the same period in 2009. The increased activity during the current quarter is a sign that the microwave sector is beginning to return to normalcy as economies are showing some signs of improvement. The revenue growth over the prior year has also been spurred by the introduction of new products as Norsat continues to deliver innovative technology to remain the market leader in this segment.

Sales of satellite systems for the second quarter were $3.0 million, down from the $3.2 million in sales for the same period in 2009. The second quarter of 2009 was stronger due to the benefits of the backlog of U.S. Department of Defense satellite systems orders carried over from the end of 2008.

The overall gross margin for the quarter ended June 30, 2010 was 50.9% compared to 50.2% for the same period in 2009. Margins realized from microwave products during the quarter were at 44.4%, up from the 42.4% in the same period in 2009. Margin improvement resulted from the product sales mix, which consisted of higher end products and new product introductions, which command healthier margins. Margins from satellite systems remained relatively constant at 55.8% during the quarter as compared to the 55.2% experienced during the same period in 2009. The current gross margin levels for satellite systems are consistent with management expectations.

Selling, general and administrative expenses for the three months ended June 30, 2010, increased by $0.3 million to $1.7 million, as compared to $1.4 million for the same period in 2009. These increases were necessary to ensure that the Company can continue to promise timely product delivery and provide quality customer services to maintain its competitive position.

Operating expenses for Q2 2010 were $1.8 million down from $2.2 million in Q2 2009. This decline in expenses is attributable to foreign exchange losses experienced in the second quarter of 2009 due to fluctuations in the USD/CAD exchange rates. Due to both the Company’s change in functional currency to the USD in Q3 F09, there were no such foreign exchange impacts in Q2 F10.

For Q2 2010, net earnings were $0.8 million, or $0.02 per share, up from $0.2 million or $0.00 per share during Q2 2009.

Cash provided from operating activities was $2.4 million in Q2 2010, up from $1.8 million in Q2 2009. At June 30, 2010, Norsat had cash and cash equivalents of $5.6 million, compared to $2.8 million as of March 31, 2010. As of June 30, 2010, working capital improved to $13.3 million as compared to $12.0 million at the end of 2009. The current ratio as of June 30, 2010 was 4.3x as compared to 3.9x at the end of 2009.

As at June 30, 2010, weighted average common shares outstanding were 53,590,520.

A full set of financial statements and MD&A for Norsat are available at www.norsat.com or www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on July 29, 2010 at 9:00 a.m. Pacific Time. To access the conference call by telephone, dial (888) 947-3988 and use the conference call reference number: 022010. Please connect approximately ten minutes prior to the beginning of the call to ensure participation. A replay of the conference call will be available at http://norsat.com/investor-info/conference-call-recordings.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2845

Email: achan@norsat.com

            Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

(212) 370-4500; (212) 370-4505(Fax)

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended June 30, 2010, and the Management Discussion and Analysis for the quarter ended June 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.